SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

With reference to the public announcements by América Móvil, S.A.B. de C.V. of May 7, 2012, by AMOV Europa B.V. of May 29, 2012, and by América Móvil, S.A.B. de C.V. and AMOV Europa B.V. of May 31, June 11, June 12, June 13, June 18, June 20, June 21, June 26, and June 27, 2012, this is a public announcement by América Móvil, S.A.B. de C.V. and AMOV Europa B.V. pursuant to Section 4 paragraph 1, Section 4 paragraph 3 and Section 16 paragraph 1 of the Takeover Decree (Besluit openbare biedingen Wft) relating to the partial offer for ordinary shares in Koninklijke KPN N.V. that was announced by AMOV Europa B.V., an indirect 100% subsidiary of América Móvil, S.A.B. de C.V., on May 29, 2012 (the "Offer"). Reference is made to the offer memorandum relating to the partial offer made by AMOV Europa B.V. as published on May 29, 2012 on www.americamovil.com. Defined terms shall have the meanings ascribed to them in the offer memorandum. This announcement does not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities.

The Offer is subject to Dutch disclosure and procedural requirements, which are different from those of the United States. To the extent permissible under applicable law or regulation, América Móvil, S.A.B. de C.V., AMOV Europa B.V. and their affiliates or brokers (acting as agents for América Móvil, S.A.B. de C.V., AMOV Europa B.V. or their affiliates) may from time to time after the date hereof, directly or indirectly purchase, or arrange to purchase, ordinary shares of Koninklijke KPN N.V. that are subject to the Offer, or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Koninklijke KPN N.V. of such information. In addition, the financial advisors to América Móvil, S.A.B. de C.V., may also engage in ordinary course trading activities in securities of Koninklijke KPN N.V., which may include purchases or arrangements to purchase such securities.

Mexico City, Mexico, June 28, 2012 -- América Móvil, S.A.B. de C.V. (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), and AMOV Europa B.V. hereby announce that the Offeror declares the Offer unconditional (het bod gestand doen).

Acceptances

AMX confirms that during the Acceptance Period, which expired on June 27, 2012 at 17:30 hours CEST, 562,480,277 Shares have been tendered for acceptance under the Offer, representing approximately 39.66% of all Issued and Outstanding Shares.

Taking into account the acquisition of Shares by purchases made by AMX prior to June 27, 2012, 17:30 hours CEST, AMX held 353,283,000 Shares as of June 27, 2012, 17:30 hours CEST (excluding Shares tendered under the Offer), representing approximately 24.91% of all Issued and Outstanding Shares. With reference to the Offer Memorandum, the Maximum Acceptance Number, being the maximum number of Shares that may be accepted by the Offeror under the Offer, is therefore 40,000,000 Shares, representing approximately 2.82% of all Issued and Outstanding Shares.

As a result of the Offer becoming unconditional, AMX will hold 393,283,000 Shares, representing approximately 27.7% of all Issued and Outstanding Shares.

Scale-Down

In accordance with the procedures set out in the Offer Memorandum, any Shares tendered to the Offeror in excess of the Maximum Acceptance Number will be scaled down. Consequently, the Offeror accepts approximately 7.11% of all Shares tendered under the Offer. No other Shares tendered under the Offer will be accepted by the Offeror. Tendering Shareholders' custodian, bank or stockbroker will confirm to each tendering Shareholder the relevant number of tendered Shares the Offeror accepts under the Offer in respect of each individual tendering Shareholder. Tendering Shareholders are advised to contact their custodian, bank or stockbroker for more information.

Settlement

Pursuant to this announcement, on the terms and subject to the conditions and restrictions contained in the Offer Memorandum, payment of the Offer Price for each tendered Share accepted under the Offer by the Offeror is made against delivery of such Shares to the Offeror on the Settlement Date, which shall be July 3, 2012.

Crossing 25% threshold

As a result of the Offer becoming unconditional, AMX has crossed the 25% notification threshold under applicable Dutch law. In line with the applicable regulatory requirements, AMX has notified the AFM accordingly.

Going forward

For AMX, geographic diversification has always been key to its successful growth and strategic development, providing greater stability to AMX’s cash flow and profitability and contributing to its strong credit ratings. With this investment AMX has achieved its objective of securing a meaningful minority stake in KPN, a company with an attractive position in important European markets. AMX believes that both companies will benefit from their mutual experiences in the sector - both in technological and commercial areas - and is looking forward to an on-going, constructive dialogue with KPN. AMX expects to explore with KPN areas for potential cooperation.

About AMX

AMX is the leading provider of wireless services in Latin America. As of March 31, 2012, it had 246 million wireless subscribers and 59.7 million fixed revenue generating units in the Americas.

Legal Disclaimer. This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 28, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact